UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 18, 2023

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Calliditas Therapeutics AB today announced that the U.S. Food and Drug Administration (FDA) has accepted its submission for the supplemental New Drug Application (sNDA) for TARPEYO® (budesonide) delayed release capsules and granted Priority Review. The Prescription Drug User Fee Act (PDUFA) goal date is December 20, 2023. Enclosed hereto as Exhibit 99.1 is a copy of the announcement.

The information contained in this Form 6-K, excluding Exhibit 99.1, is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-265881) and Form S-8 (File Nos. 333-240126 and 333-272594).

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated August 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: August 18, 2023	By:	/s/ Fredrik Johansson
Fredrik Johansson
Chief Financial Officer